Contact

www.linkedin.com/in/kiana-kiki-mincey (LinkedIn)

Top Skills

Microsoft Office

Customer Service

Social Media

Kiana (Kiki) Mincey

Founder & CEO of S W I T C H • Freelance Producer

Atlanta, Georgia, United States

Experience

S W I T C H

Chief Executive Officer

February 2021 - Present (1 year 8 months)

ESPN

Production Assistant

January 2020 - July 2021 (1 year 7 months)

Bristol, Connecticut

Pitched, produced and edited stories through game highlights that included players'

performance statistics and broadcast live on Sports Center

Bunim Murray Productions - OWN Network

Production Assistant

August 2019 - November 2019 (4 months)

Atlanta, Georgia, United States

Assisted production team on the farewell season of "Iyanla Fix My Life" which earned

NAACP Image Award nominations in the Outstanding Host in a Reality and Outstanding Reality Program categories

Badger & Winters

Production Intern

May 2019 - August 2019 (4 months)

New York, United States

Regularly pitched concepts for commercials and coordinated with copywriters to

develop scripts.

Assessed director's treatments, assisted with commercial casting, and coordinated

shoot scheduling

Cox Media Group

FM Programming Intern

May 2018 - August 2018 (4 months)
Greater Atlanta Area

680 The Fan Radio
Intern
May 2016 - July 2016 (3 months)
Greater Atlanta Area

_____

Education

Kennesaw State University
Master of Arts - MA, Integrated Global Communication · (2018 - 2019)

Kennesaw State University
Bachelor of Arts - BA, Communication and Media Studies · (2014 - 2018)